February 24, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:     Touchstone Variable Series Trust (the “Registrant”) - Form N-14
File Nos. 033-76566 & 811-08416

Ladies and Gentlemen:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 relating to the issuance of common shares (Class SC shares) in connection with the reorganization of Touchstone Aggressive ETF Fund, Touchstone Conservative ETF Fund and Touchstone Moderate ETF Fund into the Touchstone Balanced Fund, each a series of the Registrant. We intend to separately file an acceleration request with respect to this N-14, in accordance with discussions with Securities and Exchange Commission Staff.

Please direct any comments or questions on this filing to the undersigned at (513) 357-6029 or to Abigail Hemnes, Esq. of K&L Gates LLP at (617) 951-9053.

Best regards,

/s/ Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Counsel